RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in



10015649

Exemption File No. 82 – 35005

30th April, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) Letter dated 20th April, 2010 alongwith Shareholding pattern for the quarter ended 31st March, 2010.

(2) Letter dated 29th April, 2010 alongwith Secretarial Audit Report for the quarter ended 31st March, 2010.

(3) Letter dated 29th April, 2010 alongwith Certificate under Clause 47(c) for the six months ended 31st March, 2010.

(4) Disclosure under regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 for the year ended 31st March, 2010.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As above.



Exe File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/35/001/2010-11

April 20, 2010.

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 31st March, 2010.**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st March, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: **RELIANCE COMMUNICATIONS LIMITED**								
Scrip Code : BSE - 532712 NSE – RCOM Class of Security :- Equity			Quarter ended : 31st March, 2010					
Cate gory Code (I)	Category of Shareholder (II)	No of Share holders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares (VIII)	As a percentage) (IX)= VIII/IV*100)
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.48	0.48	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	34	1368295971	1368274468	66.69	66.29	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)	1	16779000	16779000	0.82	0.81	0	0.00
	Sub -Total (A)(1)	**46**	**1394920060**	**1394898457**	**67.99**	**67.58**	**0**	**0.00**
(2)	**Foreign**							
(a)	Individuals(Non-Resident Individuals/ Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**46**	**1394920060**	**1394898457**	**67.99**	**67.58**	**0**	**0.00**
(B)	**Public Shareholding**							
(1)	**Institutions**						N/A	N/A
(a)	Mutual Funds /UTI	253	318 41 872	31311627	1.55	1.54	0	0.00
(b)	Financial Institutions/Banks	406	5302933	5180505	0.26	0.26	0	0.00
(c)	Central Government/State Governments	61	952475	57116	0.05	0.05	0	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00	0	0.00
(e)	Insurance Companies	29	163309680	163303601	7.96	7.91	0	0.00
(f)	Foreign Institutional Investors	527	158680969	158558200	7.73	7.69	0	0.00
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	0	0.00
(h)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (B)(1)	**1276**	**3600 87 929**	**358411049**	**17.55**	**17.45**	**0**	**0.00**



(2)	Non-Institutions						N/A	N/A
(a)	Bodies Corporate	8855	49746217	49072586	2.42	2.41	0	0.00
(b)	i. Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2130724	214721718	169192589	10.47	10.40	0	0.00
	ii. Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	176	17259171	16683155	0.84	0.84	0	0.00
(c)	Any Other (Specify)	0	0	0	0.00	0.00	N/A	N/A
1	NRIs/OCBs	21829	14894323	11076029	0.73	0.72	0	0.00
	Sub -Total (B)(2)	**2161584**	**296621429**	**246024359**	**14.46**	**14.37**	**0**	**0.00**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2162860**	**6567 09 358**	**604435408**	**32.01**	**31.82**	**0**	**0.00**
	TOTAL (A) +(B)	**2162906**	**20516 29 418**	**1999333865**	**100.00**	**99.40**	**0**	**0.00**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**12397463**	**12397463**	**0.00**	**0.60**	**0**	0.00
	GRAND TOTAL (A)+(B)+(C)	**2162907**	**20640 26 881**	**2011731328**	**100.00**	**100.00**	**0**	**0.00**

I(b)	Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"					
		Total shares held		Shares Pledged or otherwise encumbered		
Sr No (I)	Name of the shareholder (II)	No. of shares (III)	As a % of Grand total (A)+(B) +(C) (IV)	No of Shares Pledged (V)	As a % (VI)=(V)/(III)* 100	As a % of grand total (A)+(B)+(C) of Sub-clause (I)(a) (VII)
1	AAA Communication Private Limited	808110172	39.15	0	0.00	0.00
2	AAA Industries Private Limited	250000000	12.11	0	0.00	0.00
3	ADA Enterprises and Ventures Private Limited	250000000	12.11	0	0.00	0.00
4	Hansdhwani Trading Company Pvt. Ltd	3000040	0.15	0	0.00	0.00
5	Mast Jaianmol A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	1669759	0.08	0	0.00	0.00
6	Mast Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	0	0.00	0.00
7	Reliance ADA Group Trustees Private Limited - Trustees of RCOM ESOS Trust	16779000	0.81	0	0.00	0.00
8	Reliance Capital Limited	8941758	0.43	0	0.00	0.00
9	Reliance General Insurance Co Ltd	90000	0.00	0	0.00	0.00
10	Reliance Innoventures Private Limited	11529001	0.56	0	0.00	0.00
11	Shri Anil D. Ambani	1859171	0.09	0	0.00	0.00
12	Smt. Kokila D. Ambani	4665227	0.23	0	0.00	0.00
13	Smt. Tina A. Ambani	1650832	0.08	0	0.00	0.00
14	Solaris Information Technologies Private Limited	15850000	0.77	0	0.00	0.00
15	Sonata Investments Limited	20775000	1.01	0	0.00	0.00
	TOTAL	**1394920060**	**67.58**	**0**	**0.00**	**0.00**



Reliance Communication

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	149702497	7.25
	TOTAL	**149702497**	**7.25**

I(d) **Statement showing details of locked -in shares**

Sr. No.	Name of the shareholder	Category of shareholders (Promoters/ Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	Nil	
	Total			

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	12397463	12397463	0.60
	TOTAL	**12397463**	**12397463**	**0.60**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil			

III(a)	**Statement showing the voting pattern of Shareholders, if more than one class of shares / securities is issued by the issuer.**
	Not applicable


Reliance Communications Limited

Exr. File No. 82-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

April 29, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March, 2010.

Pursuant to the Circular No.D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India, we forward herewith a Secretarial Audit Report dated 13th April, 2010 issued by M/s. Haribhakti & Co, Chartered Accountants for the quarter ended 31st March, 2010, as required.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above

HARIBHAKTI & CO.
Chartered Accountants

42, Free Press House, 215, Nariman Point, Mumbai - 400 021. India. B: +91 22 66391101-4 | F: +91 22 22856237
Room No. 417 & 418, 4th Floor, Model House, Dwarkapuri Colony, Panjagutta, Hyderabad - 500 082.
T: +91 40 30621888 | F: +91 40 6620277
E: hbhakti@vsnl.com | www.bdoharibhakti.com

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Communications Limited** (hereinafter referred to as the "Company")} and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1	For Quarter Ended	**March 31, 2010**
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communications Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	hasit.shukla@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	206 40 26 881	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	206 40 26 881	100.00
12	Held in dematerialised form in CDSL	6 71 64 194	3.26
13	Held in dematerialised form in NSDL	194 45 67 134	94.21
14	Physical	5 22 95 553	2.53
15	Total No. of Shares (12+13+14)	206 40 26 881	100.00

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

Continuation Sheet

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NIL

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	8	603	Delay in receipt of Physical DRFs & Share Certificates from DP.
	12	454	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**20**	**1 057**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Company — Shri Hasit Shukla
Tel No.: 022 - 3038 6286
Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor — Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point
Mumbai - 400 021
Tel.: 022 6639 1101
Fax.: 022 2285 6237

24 Appointment of common agency for share registry work
if yes (name & address) — Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - Nil

For Haribhakti & Co.
Chartered Accountants



HUZEIFA UNWALA
PARTNER
M. No.: 105711

Place: Hyderabad
Date : 13.4.2010

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED



HASIT SHUKLA
COMPANY SECRETARY

For file No. 82-35005

Reliance Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Ref: SE/47C/01/2010-11

April 29, 2010

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Certificate under Clause 47(c) for the six months ended 31st March, 2010.**

In terms of Clause 47(c) of the Listing Agreement, we forward herewith a certificate dated 29th April, 2010 issued by M/s. Dipak Rachchha & Co., Company Secretaries for the period 1st October, 2009 to 31st March, 2010.

Kindly take the same on record.

Thanking You.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above

Dipak J. Rachchha
M.Com., LL.B., M.B.A., F.C.S.

Dipak Rachchha & Co.
Company Secretaries
401, Akshat Tower, Opp. Rajpath Club,
Sarkhej-Gandhinagar Highway, Ahmedabad-380054.
Phone : (O) 079-40030884 (M) 98250 66179
E-mail : drachchha@rediffmail.com

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Communications Limited and on the basis of information and explanations given to us by them as well as by the company, we hereby certify that, during the period commencing from 1st October 2009 and ended on 31st March 2010, all the 6467 valid documents lodged for transfer, excluding those where objections were raised on technical grounds, were dispatched within one month from the date of lodgement for transfer.

In the case of valid share certificates received for split/consolidation/renewal/exchange, the issue thereof was made within one month from the date of lodgment except those where objections were raised on technical grounds.

This certificate is issued pursuant to clause 47 (c) of the listing Agreement entered into with Stock Exchanges.

Date: 29.04.10.

Place: Ahmedabad


DIPAK RACHCHHA & CO.
C.P. NO. 2191
Company Secretaries

DIPAK RACHCHHA & Co.
Company Secretaries,

(DIPAK RACHCHHA)
Proprietor

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED

HASIT SHUKLA
COMPANY SECRETARY

Exe. File No 82-35005

Reliance Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

April 29, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Disclosure under regulation 8(3) of the Securities and Exchange Board of India (substantial Acquisition of Shares and Takeovers) Regulations, 1997.

We enclose herewith Form dated April 29, 2010 containing the details of shareholding of Promoters of the Company as on the last date of the financial year of the Company i.e. March 31, 2010, as required under regulation 8(3) of the Securities and Exchange Board of India (substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Company	**Reliance Communications Limited**
Date of reporting	**31st March, 2010**
Name of Stock Exchanges where shares of reporting/target company are listed	**Bombay Stock Exchange Limited and National Stock Exchange of India Limited**

(I) Information about persons holding more than 15% shares or voting rights in terms of Regulation 8 (1)

Names of persons holding more than 15% shares or voting rights	Details of shares holding / Voting rights (in number and %) of persons mentioned at (I) a informed u/r 8(1) to target company.											
Names	As on March 31 2010		As on March 31 2009		Changes, if any, between (A) & (B)		As on record date for dividend (current year)		As on record date for dividend (previous year)		Changes, if any between (D) & (E)	
	A		B		C		D		E		F	
	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%
N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

(II) Information about promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoters / person having control / persons acting in concert	Shares holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 2010		As on March 31 2009		Changes, if any, between (A) & (B)		As on record date for dividend (for the year ….)		As on record date for dividend (previous year ….)		Changes, if any between (D) & (E)	
	A		B		C		D		E		F	
	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%
1. AAA Communication Pvt. Lt.d	808110172	39.15	1308110172	63.38	- 500000000	(24.22)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.


Reliance Communications Limited

2. Reliance Capital Limited	8941758	0.43	18461758	0.89	- 9520000	(0.46)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
3. Sonata Investments Limited	20775000	1.01	13775000	0.67	+ 7000000	0.34	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
4. Reliance Innoventures Private Limited	11529001	0.56	11529001	0.56	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
5. Smt. Kokila D. Ambani	4665227	0.23	4665227	0.23	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
6. Hansdhwani Trading Company Pvt. Ltd.	# 3000040	0.15	3000040	0.15	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
7. Shri Anil D. Ambani	1859171	0.09	1859171	0.09	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
8. Master Jaianmol A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	1669759	0.08	1669759	0.08	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
9. Smt. Tina A. Ambani	1650832	0.08	1650832	0.08	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
10.Reliance General Insurance Co. Ltd.	90000	0.00	90000	0.00	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
11.Master Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	100	0.00	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
12. Solaris Information Technologies Private Limited	15850000	0.77	15850000	0.77	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
13. Reliance ADA Group Trustees Private Limited – Trustee of RCOM ESOS Trust	16779000	0.81	9200000	0.44	+ 7579000	0.36	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
14. AAA Industries Private Limited	250000000	12.11	-	-	+ 250000000	12.11	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
15. ADA Enterprises and Ventures Private Limited	250000000	12.11	-	-	+ 250000000	12.11	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total:	**1394920060**	**67.58**	**1389861060**	**67.34**	**+ 5059000**	**+ 0.24**						

Place: Mumbai
Date: 29.04.2010


Reliance Communications Limited

For Reliance Communications Limited

Hasit Shukla
President and Company Secretary